
03024738


invensys

BTRsec/RLS Admin/Letters/2003/0068

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

82-2142

10 July 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 7/25

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

Registered Office Invensys House Carlisle Place London SW1P 1BX Registered in England No. 166023



"emailalert@hemscott.co.uk" <emailalert
10/07/2003 14:44

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:4123N
Invensys PLC
10 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf
of its affiliates, including Capital Research and Management
Company, Capital Guardian Trust Company, Capital International
SA, Capital International, Inc and Capital International
Limited. These holdings form part of funds managed on behalf of
investment clients.

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

Capital Guardian Trust Company:	
Bank of New York Nominees	131,200
Chase Nominees Limited	12,355,100
Midland Bank plc	750,300
Nortrust Nominees	2,292,200
Capital International Limited:	
State Street Nominees	1,042,800
Bank of New York Nominees	31,503,295

Northern Trust	9,112,436
Chase Nominees Limited	14,546,767
Midland Bank plc	1,281,000
Bankers Trust	9,928,300
Citibank London	527,100
Morgan Guaranty	1,698,800
Nortrust Nominees	13,201,609
State Street Bank & Trust Co	1,097,500
Deutsche Bank AG	3,771,600
HSBC Bank plc	4,546,800
Mellon Bank NA	2,223,900
Northern Trust AVFC	1,594,041
KAS UK	140,400
Mellon Nominees (UK) Limited	633,000
Bank One London	567,600
Capital International S.A.:	
Chase Nominees Limited	4,683,300
Midland Bank Plc	49,000
Royal Bank of Scotland	507,000
State Street Bank & Trust Co	261,200
Lloyds Bank	158,200
Citibank NA	111,800
Capital International, Inc.:	
State Street Nominees Ltd	8,684,800
Bank of New York Nominees	1,678,500
Chase Nominees Limited	11,841,300
Citibank London	135,000
Nortrust Nominees	652,300
State Street Bank & Trust Co.	100,497
Citibank NA	1,069,900
Chase Manhattan Nominee Ltd	64,700
HSBC Bank plc	133,300
Capital Research and Management Company:	

State Street Nominees Limited 2,858,300

Chase Nominees Limited 17,421,111

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

8 July 2003

11) Date company informed

10 July 2003

12) Total holding following this notification

163,355,956

13) Total percentage holding of issued class following this notification

4.67%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 10 July 2003

END

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